SIERCHIO GRECO & GRECO, LLP

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By EDGAR

March 28, 2007

U.S. Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Attention: Mellissa Duru

Re:	Mogul Energy International, Inc. Registration Statement on Form SB-2 Filed November 17, 2006--Response to Comment Letter to Amendment No. (Filed February 6, 2007)
File No. 333-138806

We have been authorized by Mogul Energy International, Inc. to submit this letter in response to your letter of February 27, 2007(the “February 27th Letter”). The numbered responses are keyed sequentially to the numbered paragraphs in the February 27th Letter. All capitalized terms used herein and not otherwise defined shall have the meaning ascribed thereto in the Amendment No. 2 to the Form SB2 Registration Statement.

Response to SEC Comment No. 1

Please note that the disclosures in the filing, inclusive of the financials statements, have been updated throughout the filing.

Response to SEC Comment 2

The disclosures regarding executive compensation have been presented in the manner prescribed by Item 402 of Regulation SB. Please refer to page 38.

Response to SEC Comment 3

The requested disclosure has been made. Please refer to page 37. Exhibit 10.13 is the agreement between the Company and Mr. Pratt. A typographical error occurred in the edagarizing process changing the date from 2006 to 2066. The error has been corrected and the document refiled as Exhibit 10.13.

SIERCHIO GRECO & GRECO, LLP

U.S. Securities and Exchange Commission
March 28, 2007
Re: Mogul Energy International, Inc.
File No.333-138806

Response to SEC Comment 4

The date of the Settlement Agreement is as of January 24, 2007; the typographical error has been corrected. Please refer to page 33.

Response to SEC Comment 5

The requested revisions have been made. Please refer to pages 21-22.

Response to SEC Comment 6

The Company has added the following disclosure to its filing:

“We completed our first exploratory well on our Fairlight Prospect in 2006; our lease with respect to the Fairlight Prospect will expire on March 31, 2007. Although the well was not successful in that no oil or gas reserves were discovered, because of the well’s proximity to our Freehold Properties, we believe that the information gathered from our drilling activities will be of assistance in planning our exploration and drilling activities on the Freehold Properties. We do not intend to renew the Lease once expired or otherwise continue exploration activities on the Fairlight Prospect. The costs, including the costs for plugging and land restoration, related to the well is included in the capitalized cost for the Canadian properties pool.”  Please refer to page 23.

Response to SEC Comment 7

The following paragraph has been added to the critical accounting disclosures

“Our properties in both Egypt and Canada are unproven and finding proven reserves is a significant uncertainty with respect to the full cost method of accounting. If we are unable to find, through our exploration activities, proven commercially viable oil and gas reserves the cost now capitalized under the full cost method will be expensed, which will have a significant negative impact on the financial condition of the Company. We may not be able to find viable oil and gas reserve because our exploration activities are unsuccessful or because we are unable to complete our exploration due to insufficient financing.”     Please refer to page 23.

SIERCHIO GRECO & GRECO, LLP

U.S. Securities and Exchange Commission
March 28, 2007
Re: Mogul Energy International, Inc.
File No.333-138806

Response to SEC Comment 8

The requested disclosure has been added. Please refer to page 42.

Response to SEC Comment 9

The relationship which the selling shareholders have had with us over the prior three years has been disclosed in accordance with Item 507 of Regulation SB. Please refer to page 50.

Response to SEC Comment 10

We believe that the presentation of our statements of operations is now consistent with the Audit Guide.  All of our expenses to date, other than the cost associated to settle the lawsuit described in the filing, are classified as General and Administrative Expenses.

In response to your separate request, our auditor has provided an explanation to you as to how the Audit Guide was considered in their evaluating of our overall financial statement presentation. This response has been filed separately as correspondence.

The filing has been updated and modified as required for further clarity. Such changes are marked in the Form SB/A (Pre Effective Amendment No. 2).

We hope that you find the foregoing responsive to the Staff’s comments.

Very truly yours,

Sierchio Greco & Greco, LLP

By:	/s/ Joseph Sierchio

Joseph Sierchio